November 3, 2003

Mr. Jim Jenkins
Mr. Charles Giannetto
TS&B Holdings, Inc.
8815 Conroy Windermere Road
Suite 104
Orlando, Florida  32835

Good afternoon:

We have given much thought to the changes in current standards and the new oversight provisions enacted by the Sarbanes-Oxley Act. Registration with the
Public Company Accounting Oversight Board (PCAOB) must have been completed prior to October 22, 2003 for all Certified Public Accountants wishing to continue their involvement with public companies. We considered the increased costs, the increase in regulatory red-tape and the increased exposure as a result of these changes to far exceed any benefits we or our clients would receive. We are therefore taking the necessary steps to disengage and resign from all reporting activities relating to public companies.

Please let this letter serve as our notice to resign as auditors of record of
TS&B Holdings, Inc. effective this date, November 3, 2003. Note we are not aware of any reportable conditions that should be disclosed to the Commission. We can and will, at your request, assist you in engaging independent auditors. In addition, we will be available, as requested by you, to assist in any other accounting or business matters on your behalf.

Under current Securities and Exchange Commission regulations, you must file, within five (5) business days of the resignation, a Form 8-K. The Commission does not require disclosure of the reasons for all changes in independent accountants, however, it encourages voluntary information beyond the minimum requirements.

Sincerely,

/s/John Semago, Jr.

John Semago, Jr., C.P.A.